Call Notice Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting The stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are invited by the Board of Directors to attend the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting, to be held on April 28, 2026, at 11:00 a.m. and 11:10 a.m., respectively. The meetings will be held exclusively remotely and digitally in order to facilitate the participation of stockholders from wherever they may be and will address the matters listed below. Annual General Stockholders’ Meeting – 11:00 a.m. 1. Take cognizance of the Management Report and the Independent Auditors' Report, the Opinion of the Fiscal Council and the Summary of the Audit Committee's Report, and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2025; 2. Resolve on the allocation of profit for the fiscal year; 3. Establish the number of members that will compose the Board of Directors and elect its members for the next annual term, including the co-chairmen, the vice-chairman, and the independent members. In view of the provisions of Resolution No. 70/22 of the Securities and Exchange Commission (“CVM”), it is stipulated that, to request the adoption of multiple voting in the election of members of the Board of Directors, the applicants must represent at least 5% of the voting capital; 4. Elect the effective and alternate members of the Fiscal Council for the next annual term; and

Call Notice 5. Resolve upon the amount of funds allocated for the overall compensation of the members of the Board of Officers and the Board of Directors, as well as the compensation of the members of the Fiscal Council. Extraordinary Geral Stockholders’ Meeting – 11:10 a.m. 1. Resolve upon the “Protocol and Justification” which establishes the terms and conditions for the merger of Banco Itaucard S.A. into the Company, with a base date of December 31, 2025; 2. Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the specialized firm responsible for preparing the appraisal report on the book net worth of Banco Itaucard S.A., to be merged into the Company; 3. Resolve upon the appraisal report, based on the balance sheet of Banco Itaucard S.A., as of December 31, 2025; 4. Resolve upon the merger of Banco Itaucard S.A. into the Company, without an increase in the Company's capital stock, in accordance with the "Protocol and Justification"; 5. Authorize the Company's management members, as provided for in its Bylaws, to perform all acts and sign all documents necessary for the implementation and formalization of the approved resolutions; 6. Amend the wording of article 3, caput, of the Bylaws to reflect the new composition of the subscribed and paid-in capital, following resolutions by the Board of Directors on November 27, 2025 and December 18, 2025 regarding the cancellation of shares and the increase of capital within the limit of the authorized capital;

Call Notice 7. Amend the wording of item 9.1 of article 9 of the Bylaws to modify the maximum number of members of the Board of Officers, so that it is now composed of five (5) to sixty (60) members; and 8. Consolidate the Bylaws, with the changes mentioned above. A consolidated description of the proposed topics, as well as their justification, can be found in the Meeting Manual. The documents to be analyzed at the Meeting are available to stockholders on the Company's Investor Relations website (www.itau.com.br/relacoes- cominvestidores/en/), as well as on the CVM website (www.cvm.gov.br) and the B3 – Brasil, Bolsa, Balcão website (www.b3.com.br). Stockholders may also request copies of these documents by email at ri@itau-unibanco.com.br. The Meetings will be held through an electronic system with a link and access instructions to be provided by the Company to stockholders who send the following documents to the email address ri@itau-unibanco.com.br by April 24, 2026: a) Legal entities: a notarized copy of the articles of incorporation/bylaws and proof of election of the management members, duly registered with the competent commercial registry. b) Individuals: a scanned copy of a valid photo ID of the stockholder. Stockholders may be represented at Meetings by proxy, pursuant to article 126 of Law No. 6,404/76, provided that the proxy submits their identity document and the documents listed below proving the validity of their power of attorney (we request that documents produced abroad be consularized or apostilled and accompanied by the respective sworn translation). We clarify that the representative of a corporate stockholder does not need to be a stockholder, company director, or lawyer.

Call Notice a) Legal Entities: a notarized copy of the articles of incorporation/bylaws of the represented legal entity, proof of election of the management members and the corresponding power of attorney, with signature authenticated by a notary public. b) Individuals: power of attorney with signature authenticated by a notary public. In order to facilitate the work at the Meetings, the Company suggests that stockholders represented by proxies send, by April 24, 2026, a copy of the documents listed above to the email address ri@itau-unibanco.com.br. The Company has implemented a remote voting system, pursuant to CVM Resolution No. 81/22, as amended, enabling its stockholders to send remote voting forms (i) directly to the Company, (ii) to their respective custodian agents, if the shares are deposited with a central depository, or (iii) to Itaú Corretora de Valores S.A., a financial institution engaged by the Company to provide stockholder registration services, in accordance with the procedures described in the stockholders' Meeting Manual. São Paulo (SP), March 27, 2026. Gustavo Lopes Rodrigues Investor Relations Officer